SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated September 20, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated September 20, 2017, the company reported that following to the material facts dated on May 26, 2017, August 22, 2017 and the financial statements as of June 30th, 2017 with respect to the Promotion of Competition and Reduction of Centralization Law (the “Centralization Law”), it has been informed that Dolphin Netherlands B.V. has executed a binding term sheet for the acquisition of the entire shares held by IDB Development Corporation Ltd. (“IDBD”) in Discount Investment Corporation Ltd. (“DIC”).
The term sheet has been approved by the Independent Directors Committee created for the purposes of such transaction which has been participated in the negotiations, analyzed and assessed the term sheet. This term sheet shall continue in negotiations between the parties so as to define the terms and conditions of the definitive documents to be executed.
Having been consulted the Audit Committee in the terms of Section 72 and ss. of the Capital Markets Law # 26,831, it has issued an opinion without objections to make with respect to the transaction under analysis.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: September 20, 2017